Exhibit 99.1

MicroAlgo Inc. Clarifies Market Effective Date for Share Consolidation

Shenzhen, China, December 6, 2024 – MicroAlgo Inc. (NASDAQ: MLGO), (the “Company”), issued a press release on December 5, 2024, detailing the outcomes of the 2024 General Meeting of the Shareholders. Among other items, the press release announced the approval by shareholders of a 20 for 1 share consolidation (the “Share Consolidation”) and indicated that the market effective date for the Share Consolidation would be December 11, 2024 (the “Prior PR”).

However, this date was announced in error. The correct market effective date for the Share Consolidation is December 13, 2024.

Apart from the revised market effective date, all other information in the Prior PR remains accurate.

The Share Consolidation is undertaken with the objective of meeting the minimum $1.00 per share requirement for maintaining the listing of the Ordinary Shares on NASDAQ.

The Prior PR may be accessed here: https://www.newstrail.com/microalgo-inc-announces-results-of-2024-annual-general-meeting-of-the-shareholders/

Additional information about the Share Consolidation can be found in (i) the Company’s Notice of Annual General Meeting to the Shareholders and proxy statement, and (ii) Form 6-K exhibiting the Prior PR furnished to the Securities and Exchange Commission on October 23, 2024, and December 5, 2024, respectively, a copy of which is available at www.sec.gov.

About MicroAlgo Inc.

MicroAlgo Inc. (the “MicroAlgo”), a Cayman Islands exempted company, is dedicated to the development and application of bespoke central processing algorithms. MicroAlgo provides comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them to increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of MicroAlgo’s services includes algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. MicroAlgo’s ability to efficiently deliver software and hardware optimization to customers through bespoke central processing algorithms serves as a driving force for MicroAlgo’s long-term development.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements.” Forward-looking statements are subject to numerous conditions, many of which are beyond the control of MicroAlgo, including those set forth in the Risk Factors section of MicroAlgo’s annual and current reports on Forms 20-F and 6-K filed or furnished with the SEC. Copies are available on the SEC’s website, www.sec.gov. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MicroAlgo’s expectations with respect to future performance and anticipated financial impacts of the business transaction.

MicroAlgo undertakes no obligation to update these statements for revisions or changes after the date of this release, except as may be required by law.

Contact

MicroAlgo Inc.

Investor Relations

Email: ir@microalgor.com

Tel: 0755-88600589